Velti FY 2012 1

This presentation contains forward-looking information about the Company’s business and financial outlook, including statements regarding financial guidance for the first quarter and fiscal year 2013; our expectations for revenue growth through 2016; and our expectations relating to free cash flow generation and growth rates through 2016. The achievement or success of the matters covered by such forward-looking statements involve risks and uncertainties that could cause our results to differ materially from these forward looking statements, including - but not limited to – risks concerning the timing of contingent payments to its acquired companies and achieve the benefits of our acquisitions, and our ability to manage our cash, obtain a waiver of its covenant violation on its credit facility, reduce DSOs and operating expenses, obtain a waiver of its covenant violation on its credit facility, add new and expand existing customer relationships, and expand into new markets and verticals. WWW.VELTI.COM SAFE HARBOR STATEMENT 2 FY 2012

Revenue, Margin, Adjusted EBITDA Revenue Breakdown by Type and Geography GAAP, Adjusted EBITDA & Adjusted Net Income reconciliation Comprehensive Receivables Q1 2013 and FY 2013 Guidance FY 2013-2016 Revenue Growth Guidance Free Cash Flow Contents 3 FY 2012

4 Q4 & FY 2012 Revenue Growth FY 2012 $189.2 $270.3 $0.0 $50.0 $100.0 $150.0 $200.0 $250.0 $300.0 FY2011 FY2012 Revenue FY 2011 vs. FY 2012 ($ millions) + 43% $87.1 $97.5 $0.0 $20.0 $40.0 $60.0 $80.0 $100.0 $120.0 Q4 2011 Q4 2012 Revenue Q4 2011 vs. Q4 20 2 ($ millions) + 12%

5 FY 2012 Revenue & Revenue Less 3rd Party Costs Mix FY 2012 $159.4 $216.0 $29.8 $54.3 $0.0 $50.0 $100.0 $150.0 $200.0 $250.0 $300.0 FY2011 FY2012 Revenue Mix FY 2011 vs. FY 2012 ($ millions) Marketing Advertising 16% 20% 84% 80% $270.3 $189.2 $130.5 $165.7 $4.8 $13.3 $0.0 $20.0 $40.0 $60.0 $80.0 $100.0 $120.0 $140.0 $160.0 $180.0 $200.0 FY2011 FY2012 R venue Less 3rd Party Costs Mix FY 2011 vs. FY 2012 ($ millions) Marketing Advertising 4% 7% 96% 93% $135.3 $178.9 Note: Totals may not add due to rounding

6 Q4 & FY 2012 Adjusted EBITDA FY 2012 $43.1 $25.1 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 $30.0 $35.0 $40.0 $45.0 $50.0 Q4 2011 Q4 2012 Adjusted EBITDA Q4 2011 vs. Q4 2012 ($ millions) (42%) $53.1 $42.6 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 FY2011 FY2012 Adjusted EBITDA FY 201 vs. FY 2012 ($ millions) (20%) Note: Adjusted EBITDA defined as net income (loss) plus (i) income tax expense (benefit) (ii), interest expense, (iii) loss (gain) from equity method investments, (iv) foreign exchange (gains) losses, (v) depreciation and amortization, (vi) non-cash share based compensation, (vii) non-recurring and acquisition related expenses and (viii) “other” income or expense.

7 Annual Growth Summary Note: Adjusted EBITDA defined as net income (loss) plus (i) income tax expense (benefit), (ii) interest expense, (iii) loss from equity method investments, (iv) foreign exchange (gains) losses, (v) depreciation and amortization, (vi) non-cash share based compensation, (vii) non-recurring expenses and (viii) “other” income or expense. FY 2012 $49.5 $90.0 $116.3 $189.2 $270.3 $16.7 $62.3 $79.6 $135.3 $178.9 $5.8 $24.7 $27.2 $53.1 $42.6 $- $50.0 $100.0 $150.0 $200.0 $250.0 $300.0 2008 2009 2010 2011 2012 Key Annual Metrics ($ millions) Revenue Revenue Less 3rd Party Costs Adj EBITDA

8 FY 2012 Geographic Breakdown of Revenue FY 2012 $86.3 $97.8 $37.8 $74.7$41.1 $63.6 $24.0 $34.2 $0.0 $50.0 $100.0 $150.0 $200.0 $250.0 $300.0 FY 2011 FY 2012 Revenue by Region FY 2011 vs. FY 2012 ($ millions) Europe w/o UK UK Americas Asia/Africa + 43% + 55% + 98% $189.2 $270.3 + 13% 36% 28% 23% 13% % Contribution to Revenue by Region FY 2012 Europe w/o UK UK Americas Asia/Africa

9 FY 2012 Breakdown of Revenue by Revenue Type FY 2012 74% 19% 7% FY 2011 SaaS License Revenue Managed Services 76% 8% 16% FY 2012 SaaS License Revenu Managed Services Note: Results may not add to 100% due to rounding.

10 Q4/FY 2012 US GAAP To Pro Forma Reconciliation FY 2012 in (000's) GAAP Share- Based Comp Excluding Share-Based Comp Other Pro Forma items Pro Forma GAAP Share-Based Comp Excluding Share-Based Comp Other Pro Forma items Pro Forma GAAP Share-Based Comp Excluding Share-Based Comp Other Pro Forma items Pro Forma GAAP Share-Based Comp Excluding Share-Based Comp Other Pro Forma items Pro Forma Software as a service (SaaS) revenue $ 46,768 $ - $ 46,768 $ - $ 46,768 $ 48,946 $ - $ 48,946 $ - $ 48,946 $ 48,540 $ - $ 48,540 $ - $ 48,540 $ 59,956 $ - $ 59,956 $ - $ 59,956 License revenue 1,505 - 1,505 - 1,505 2,898 - 2,898 - 2,898 5,229 - 5,229 - 5,229 12,581 - 12,581 - 12,581 Managed Services 3,520 - 3,520 - 3,520 6,847 - 6,847 - 6,847 8,624 - 8,624 - 8,624 24,930 - 24,930 - 24,930 Total revenue 51,793 - 51,793 - 51,793 58,691 - 58,691 - 58,691 62,393 - 62,393 - 62,393 97,467 - 97,467 - 97,467 Costs and expenses: Third-party costs 16,862 - 16,862 - 16,862 20,979 - 20,979 - 20,979 22,701 - 22,701 - 22,701 30,862 - 30,862 - 30,862 Datacenter and direct project costs 7,892 (972) 6,920 (100) 6,820 7,585 (778) 6,807 (100) 6,707 6,894 (775) 6,119 (100) 6,019 7,595 (1,196) 6,399 (100) 6,299 General and administrative expenses 15,132 (3,660) 11,472 (1,075) 10,397 16,140 (3,113) 13,027 (1,247) 11,780 15,516 (2,601) 12,915 (1,307) 11,608 21,408 (2,549) 18,859 (645) 18,214 Sales and marketing expenses 12,753 (2,392) 10,361 (195) 10,166 12,520 (2,117) 10,403 (195) 10,208 13,193 (1,925) 11,268 (195) 11,073 16,041 (2,811) 13,230 (495) 12,735 Research and development expenses 4,684 (1,584) 3,100 (160) 2,940 4,336 (1,336) 3,000 (160) 2,840 5,724 (1,277) 4,447 (160) 4,287 6,492 (2,110) 4,382 (160) 4,222 Acquisition related and other charges 2,197 - 2,197 (2,197) - 2,131 - 2,131 (2,131) - 5,622 - 5,622 (5,622) - - - - - Impairment of intangible assets - - - - - - - - - - - - - - - 16,902 - 16,902 (16,902) - Loss from disposal of assets - - - - - - - - - - 9,626 - 9,626 (9,626) - 906 - 906 (906) - Depreciation and amortization 7,269 - 7,269 (2,637) 4,632 8,022 - 8,022 (2,587) 5,435 8,707 - 8,707 (2,717) 5,990 9,948 - 9,948 (3,031) 6,917 Total costs and expenses 66,789 (8,608) 58,181 (6,364) 51,817 71,713 (7,344) 64,369 (6,420) 57,949 87,983 (6,578) 81,405 (19,727) 61,678 110,154 (8,666) 101,488 (22,239) 79,249 Income (loss) from operations (14,996) 8,608 (6,388) 6,364 (24) (13,022) 7,344 (5,678) 6,420 742 (25,590) 6,578 (19,012) 19,727 715 (12,687) 8,666 (4,021) 22,239 18,218 Interest expense, net (743) - (743) (743) (416) - (416) - (416) (257) - (257) - (257) (414) - (414) - (414) Gain (loss) from foreign currency transactions 1,375 - 1,375 (1,375) - (2,449) - (2,449) 2,449 - 3,210 - 3,210 (3,210) - (141) - (141) 141 - Other Expense 6,174 - 6,174 (6,028) 146 (187) - (187) - (187) (33) - (33) - (33) (78) - (78) - (78) Income (loss) before income taxes, investment in associates and non-controlling interests (8,190) 8,608 418 (1,039) (621) (16,074) 7,344 (8,730) 8,869 139 (22,670) 6,578 (16,092) 16,517 425 (13,320) 8,666 (4,654) 22,380 17,726 Income tax (expense) benefit (278) - (278) - (278) (862) - (862) - (862) (46) - (46) - (46) 8,832 - 8,832 - 8,832 Gain or (loss) from equity investments (371) - (371) 133 (238) (785) - (785) 569 (216) (2,023) - (2,023) (151) (2,174) (576) - (576) 45 (531) Net income (loss) (8,839) 8,608 (231) (906) (1,137) (17,721) 7,344 (10,377) 9,438 (939) (24,739) 6,578 (18,161) 16,366 (1,795) (5,064) 8,666 3,602 22,425 26,027 Net loss attributable to non-controlling interest (21) - (21) - (21) (22) - (22) - (22) (23) - (23) - (23) 119 - 119 - 119 Net income (loss) attributable to Velti (8,818)$ 8,608$ (210)$ (906)$ (1,116)$ (17,699)$ 7,344$ (10,355)$ 9,438$ (917)$ (24,716)$ 6,578$ (18,138)$ 16,366$ (1,772)$ (5,183)$ 8,666$ 3,483$ 22,425$ 25,908$ Net income (loss) attributable to Velti per share: Basic (and Diluted if Net Loss) (0.14) 0.14 (0.00) (0.01) (0.02) (0.28) 0.11 (0.16) 0.15 (0.01) (0.38) 0.10 (0.28) 0.10 (0.18) (0.08) 0.13 0.06 0.34 0.40 Diluted (Assuming we have net income) (0.14) 0.13 (0.00) (0.01) (0.02) (0.27) 0.11 (0.16) 0.14 (0.01) (0.37) 0.10 (0.27) 0.10 (0.17) (0.08) 0.13 0.05 0.34 0.39 Weighted average number of shares outstanding: Basic (and Diluted if Net Loss) 61,816 61,816 61,816 61,816 61,816 63,916 63,916 63,916 63,916 63,916 64,684 64,684 64,684 64,684 64,684 65,223 65,223 65,223 65,223 65,223 Diluted 63,949 63,949 63,949 63,949 63,949 65,779 65,779 65,779 65,779 65,779 66,176 66,176 66,176 66,176 66,176 65,995 65,995 65,995 65,995 65,995 EBITDA (7,727)$ 8,608$ 881$ 3,727$ 4,608$ (5,000)$ 7,344$ 2,344$ 3,833$ 6,177$ (16,883)$ 6,578$ (10,305)$ 17,010$ 6,705$ (2,739)$ 8,666$ 5,927$ 19,208$ 25,135$ 3/31/2012 6/30/2012 9/30/2012 12/31/2012

Q4 2012

Consolidated Statement of Operations

	3-Month Period Ended:					3-Month Period Ended:					3-Month Period Ended:				
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	FY 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	FY 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	FY 2012
Software as a service (SaaS) revenue	$ 7,573	$ 13,788	$ 14,987	$ 40,854	$ 77,202	$ 23,279	$ 27,550	$ 25,545	$ 62,650	$ 139,024	$ 46,768	$ 48,946	$ 48,540	$ 59,956	$ 204,210
License revenue	4,881	5,540	3,883	12,282	26,586	2,791	4,077	10,091	19,746	36,705	1,505	2,898	5,229	12,581	22,213
Managed Services	3,777	2,601	1,752	4,351	12,481	3,480	2,731	2,552	4,710	13,473	3,520	6,847	8,624	24,930	43,921
Total revenue	**16,231**	**21,929**	**20,622**	**57,487**	**116,269**	**29,550**	**34,358**	**38,188**	**87,106**	**189,202**	**51,793**	**58,691**	**62,393**	**97,467**	**270,344**
Costs and expenses:															
Third-party costs	4,024	9,059	4,997	18,578	36,658	10,633	10,717	13,746	18,805	53,901	16,862	20,979	22,701	30,862	91,404
Datacenter and direct project costs [1]	1,333	1,467	1,570	1,942	6,312	2,951	5,140	4,127	5,734	17,952	7,892	7,585	6,894	7,595	29,966
General and administrative expenses [1]	5,371	3,909	5,882	7,322	22,484	9,468	14,409	10,260	11,121	45,258	15,132	16,140	15,516	21,408	68,196
Sales and marketing expenses [1]	4,689	6,263	6,179	5,918	23,049	7,993	11,586	7,785	10,369	37,733	12,753	12,520	13,193	16,041	54,507
Research and development expenses [1]	1,282	1,701	1,656	3,201	7,840	2,830	3,563	2,814	3,853	13,060	4,684	4,336	5,724	6,492	21,236
Acquisition related and other charges	-	-	-	5,364	5,364	1,461	6,142	-	2,787	10,390	2,197	2,131	5,622	-	9,950
Impairment of intangible assets											-	-	-	16,902	16,902
Loss from disposal of assets	-	-	-	-	-	-	-	-	-	-	-	-	9,626	906	10,532
Depreciation and amortization	2,569	2,684	2,843	4,035	12,131	3,754	4,108	5,788	7,250	20,900	7,269	8,022	8,707	9,948	33,946
Total costs and expenses	19,268	25,083	23,127	46,360	113,838	39,090	55,665	44,520	59,919	199,194	66,789	71,713	87,983	110,154	336,639
Income (loss) from operations	**(3,037)**	**(3,154)**	**(2,505)**	**11,127**	**2,431**	**(9,540)**	**(21,307)**	**(6,332)**	**27,187**	**(9,992)**	**(14,996)**	**(13,022)**	**(25,590)**	**(12,687)**	**(66,295)**
Interest expense, net	(1,062)	(1,305)	(2,826)	(2,876)	(8,069)	(3,483)	(1,398)	(1,482)	(1,026)	(7,389)	(743)	(416)	(257)	(414)	(1,830)
Gain (loss) from foreign currency transactions	(861)	(1,195)	1,004	(674)	(1,726)	378	(2,181)	8,777	(774)	6,200	1,375	(2,449)	3,210	(141)	1,995
Other Expense	-	-	-	-	-	(76)	162	(120)	(15)	(49)	6,174	(187)	(34)	(78)	5,875
Income (loss) before income taxes, investment in associates and non-controlling interests	**(4,960)**	**(5,654)**	**(4,327)**	**7,577**	**(7,364)**	**(12,721)**	**(24,724)**	**843**	**25,372**	**(11,230)**	**(8,190)**	**(16,074)**	**(22,671)**	**(13,320)**	**(60,255)**
Income tax (expense) benefit	212	228	(1,110)	(3,101)	(3,771)	(2,237)	(721)	(482)	(368)	(3,808)	(278)	(862)	(46)	8,832	7,646
Gain or (loss) from equity investments	(499)	(978)	(630)	(2,508)	(4,615)	(965)	320	262	183	(200)	(371)	(785)	(2,023)	(576)	(3,755)
Net income (loss)	**(5,247)**	**(6,404)**	**(6,067)**	**1,968**	**(15,750)**	**(15,923)**	**(25,125)**	**623**	**25,187**	**(15,238)**	**(8,839)**	**(17,721)**	**(24,740)**	**(5,064)**	**(56,364)**
Net loss attributable to non-controlling interest	(24)	(17)	(19)	(21)	(81)	(51)	(49)	25	205	130	(21)	(22)	(23)	119	53
Net income (loss) attributable to Velti	**$ (5,223)**	**$ (6,387)**	**$ (6,048)**	**$ 1,989**	**$ (15,669)**	**$ (15,872)**	**$ (25,076)**	**$ 598**	**$ 24,982**	**$ (15,368)**	**$ (8,818)**	**$ (17,699)**	**$ (24,717)**	**$ (5,183)**	**$ (56,417)**
Net income (loss) attributable to Velti per share:															
Basic (and Diluted if Net Loss)	$ (0.14)	$ (0.17)	$ (0.16)	$ 0.05	$ (0.41)	$ (0.34)	$ (0.47)	$ 0.01	$ 0.40	$ (0.27)	$ (0.14)	$ (0.28)	$ (0.38)	$ (0.08)	$ (0.88)
Diluted (Assuming we have net income)	$ (0.14)	$ (0.17)	$ (0.16)	$ 0.05	$ (0.41)	$ (0.34)	$ (0.47)	$ 0.01	$ 0.40	$ (0.27)	$ (0.14)	$ (0.28)	$ (0.38)	$ (0.08)	$ (0.88)
Weighted average number of shares outstanding:															
Basic	37,530	37,704	38,160	38,297	37,933	47,099	53,047	61,595	61,718	55,865	61,816	63,916	64,684	65,223	63,910
Diluted	37,530	37,704	38,160	39,551	37,933	47,099	53,047	63,926	62,921	56,748	63,949	65,779	66,176	65,995	65,475
(1) Includes share-based compensation as follows:															
Datacenter and direct project costs	$ 67	$ 107	$ 183	$ 87	$ 443	$ 628	$ 1,751	$ 601	$ 568	$ 3,548	$ 972	$ 778	$ 775	$ 1,196	$ 3,721
General and administrative expenses	224	498	1,010	880	2,613	3,244	5,632	1,342	1,516	11,734	3,660	3,113	2,601	2,549	11,923
Sales and marketing expenses	485	678	1,388	(321)	2,231	1,876	4,019	1,127	1,266	8,288	2,392	2,117	1,925	2,811	9,245
Research and development expenses	149	199	339	299	985	814	1,889	703	650	4,056	1,584	1,336	1,277	2,110	6,307
Total Share-based compensation	$ 925	$ 1,482	$ 2,920	$ 945	$ 6,272	$ 6,562	$ 13,291	$ 3,773	$ 4,000	$ 27,626	$ 8,608	$ 7,344	$ 6,578	$ 8,666	$ 31,196

11

velti

FY 2012

Consolidated Statement of Operations

	3-Month Period Ended: March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	FY 2010	3-Month Period Ended: March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	FY 2011	3-Month Period Ended: March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	FY 2012
Adjusted Net Income (Loss) & Adjusted EBITDA Reconciliation															
Net loss before non-controlling interest	$ (5,247)	$ (6,404)	$ (6,067)	$ 1,968	$ (15,750)	$ (15,923)	$ (25,125)	$ 623	$ 25,187	$ (15,238)	$ (8,839)	$ (17,721)	$ (24,740)	$ (5,064)	$ (56,364)
Adjustments:															
Foreign exchange (gains) losses	861	1,195	(1,004)	674	1,726	(378)	2,181	(8,777)	774	(6,200)	(1,375)	2,449	(3,210)	141	(1,995)
Non-cash share based compensation	925	1,482	2,920	945	6,272	6,562	13,291	3,773	4,000	27,626	8,608	7,344	6,578	8,666	31,196
Non-recurring and acquisition-related expenses	-	-	-	6,364	6,364	2,282	6,995	2,404	3,141	14,822	(2,301)	3,833	7,384	1,400	10,316
Impairment of intangible assets									1,500	1,500				16,902	16,902
(Gain) Loss from equity method investments	-	-	-	2,776	2,776	1,458	(169)	109	490	1,888	133	569	(151)	45	596
Loss from disposal of assets										-			9,626	906	10,532
Depreciation and amortization - acquisition related	276	280	295	784	1,635	795	797	795	2,220	4,607	2,637	2,587	2,717	3,031	10,972
Adjusted net income (loss)	$ (3,185)	$ (3,447)	$ (3,856)	$ 13,511	$ 3,023	$ (5,204)	$ (2,030)	$ (1,073)	$ 37,312	$ 29,005	$ (1,137)	$ (939)	$ (1,796)	$ 26,027	$ 22,155
(Gain) loss from equity method investments - other	499	978	630	(268)	1,839	(493)	(151)	(371)	(673)	(1,688)	238	216	2,174	531	3,159
Depreciation and amortization - other	2,293	2,404	2,548	3,251	10,496	2,959	3,311	4,993	5,030	16,293	4,632	5,435	5,990	6,917	22,974
Income tax expense (benefit)	(212)	(228)	1,110	3,101	3,771	2,237	721	482	368	3,808	278	862	46	(8,832)	(7,646)
Interest expense, net	1,062	1,305	2,826	2,876	8,069	1,704	1,398	1,482	1,026	5,610	743	416	257	414	1,830
Other (income) expense	-	-	-	-	-	76	(162)	120	15	49	(146)	187	34	77	152
Adjusted EBITDA	$ 457	$ 1,012	$ 3,258	$ 22,471	$ 27,198	$ 1,279	$ 3,087	$ 5,633	$ 43,078	$ 53,077	$ 4,608	$ 6,177	$ 6,705	$ 25,134	$ 42,624
Summary Data															
Total Revenue	16,231	21,929	20,622	57,487	116,269	29,550	34,358	38,188	87,106	189,202	51,793	58,691	62,393	97,467	270,344
Third-party costs	4,024	9,059	4,997	18,578	36,658	10,633	10,717	13,746	18,805	53,901	16,862	20,979	22,701	30,862	91,404
Total revenue less: third party costs	12,207	12,870	15,625	38,909	79,611	18,917	23,641	24,442	68,301	135,301	34,931	37,712	39,692	66,605	178,940
% Margin	75%	59%	76%	68%	68%	64%	69%	64%	78%	72%	67%	64%	64%	68%	66%
Pro Forma Operating Expenses															
Datacenter and direct project costs	$ 1,266	$ 1,360	$ 1,387	$ 1,785	$ 5,798	$ 2,390	$ 3,389	$ 3,526	$ 5,166	$ 14,471	$ 6,820	$ 6,707	$ 6,019	$ 6,299	$ 25,845
General and administrative expenses	$ 5,147	$ 3,411	$ 4,872	$ 6,031	$ 19,461	$ 6,617	$ 7,924	$ 6,514	$ 8,178	$ 29,233	$ 10,397	$ 11,780	$ 11,608	$ 18,214	$ 51,999
Sales and marketing expenses	$ 4,204	$ 5,585	$ 4,791	$ 5,879	$ 20,459	$ 6,462	$ 7,567	$ 6,658	$ 8,847	$ 29,534	$ 10,166	$ 10,208	$ 11,073	$ 12,735	$ 44,182
Research and development expenses	$ 1,133	$ 1,502	$ 1,317	$ 2,743	$ 6,695	$ 2,169	$ 1,674	$ 2,111	$ 3,032	$ 8,986	$ 2,940	$ 2,840	$ 4,287	$ 4,222	$ 14,289
Total	$ 11,750	$ 11,858	$ 12,367	$ 16,438	$ 52,413	$ 17,638	$ 20,554	$ 18,809	$ 25,223	$ 82,224	$ 30,323	$ 31,535	$ 32,987	$ 41,470	$ 136,315
Adjusted EBITDA Margin	3%	5%	16%	39%	23%	4%	9%	15%	49%	28%	9%	11%	11%	26%	16%

12

Comprehensive Receivables

velti

FY 2012

	Quarter Ended December 31, 2012			Quarter Ended September 30, 2012			Quarter Ended June 30, 2012		
	Actuals, Incl. Divested Assets (1)	Adjustments (2)	Pro Forma	Actuals (3)	Adjustments (4)	Pro Forma	Actuals	Adjustments	Pro Forma
Accrued Contract Receivables	$ 133	$ (27)	$ 106	$ 72	$ (10)	$ 62	$ 75	$ (16)	$ 59
Trade Receivables	$ 150	$ (22)	$ 128	$ 110	$ (13)	$ 96	$ 108	$ (9)	$ 99
Other Receivables & Current Assets	$ 8	$ (8)	$ 0	$ 58	$ (36)	$ 22	$ 54	$ (19)	$ 35
Comprehensive Receivables	$ 291	$ (57)	$ 234	$ 239	$ (59)	$ 180	$ 237	$ (44)	$ 193
÷ Trailing Twelve Months Revenue (5)			$ 270			$ 268			$ 261
X Days in Period			360			360			360
= Comprehensive Days Sales Outstanding			311			242			266

(1) Actuals for the quarter ended December 31, 2012 are per U.S. GAAP and include receivables associated w/divested assets;

(2) Adjustments for the quarter ended December 31, 2012 include customary adjustments to exclude VAT receivables, government grant receivables, income tax receivables, and other current assets not associated with revenue, and also exclude all receivables associated with the divested assets; note also that "checks receivable" have been re-classified from other receivables & current assets to trade receivables in Q4 2012;

(3) Actuals for the quarter ended September 30, 2012 are per U.S. GAAP; all components of comprehensive receivables associated with the divested assets are contained within assets held for sale, which is not a component of comprehensive receivables;

(4) Adjustments include customary adjustments to exclude VAT receivables, government grant receivables, income tax receivables, and other current assets not associated with revenue, and also exclude $5.1 million of receivables associated with the termination of our factoring arrangement;

(5) Includes revenue of acquired companies as though they had been consolidated for the entire period.

13

14 1st Quarter and Fiscal Year 2013 Guidance FY 2012 Qtr. End. March 31 st FYE Dec. 31st ($ in millions) Low High Low High Revenue Guidance $ 40.0 $ 44.0 $ 255.0 $ 280.0 Adjusted EBITDA Guidance $ (17.0) $ (15.0) $ 5.0 $ 15.0 Free Cash Flow Guidance, Exclusive of Acquisition-related Payments N/A N/A $ 5.0 $ 15.0

15 Forward Growth Rates FY 2012 $267.5 $347.8 $452.1 $587.7 $0.0 $100.0 $200.0 $300.0 $400.0 $500.0 $600.0 $700.0 2013 2014 2015 2016 Revenue Growth Forecast 2012- 2016 ($ millions) • 2013 revenue is midpoint of guidance • Average revenue growth rate of 25 – 35 percent per year through 2016

FY 2012 FCF and FY 2013 FCF Growth Summary FY 2012 • 2013 FCF represents midpoint of guidance • 2012 Investing cash flow of $60.4M is exclusive of $9.5M of cash acquisition-related payments • +$58.9M FCF swing from 2012 to 2013 16 $11.5 ($60.4) ($48.9) $30.0 ($20.0) $10.0 -100.0 -80.0 -60.0 -40.0 -20.0 0.0 20.0 40.0 2012: Op. CF Investing CF 2012: FCF 2013: Op. CF Investing CF 2013: FCF FCF Growth 2012 - 2013 +$58.9 FCF Growth

FY 2012 – 2016 FCF Growth Summary FY 2012 • FCF generation guidance of approximately $40M in 2014 • FCF growth rate of approximately 40% per year through 2016 -$48.9 $10.0 $40.0 $56.0 $78.4 -$60.0 -$40.0 -$20.0 $0.0 $20.0 $40.0 $60.0 $80.0 $100.0 2012 2013 2014 2015 2016 FCF Growth 2012 - 2016 17